Exhibit 12.1
SLM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2013	2014	2015	2016	2017
Income before income tax expense	$416,527	$333,752	$439,064	$414,436	$491,465
Add: Fixed charges	91,182	98,404	132,048	189,717	312,396

Total earnings	$507,709	$432,156	$571,112	$604,153	$803,861

Interest expense	$89,085	$95,815	$128,619	$185,908	$308,082
Rental expense, net of income	2,097	2,589	3,429	3,809	4,314

Total fixed charges	91,182	98,404	132,048	189,717	312,396
Preferred stock dividends	—	12,933	19,595	21,204	15,714
Net income attributable to SLM Corporation common stock	$91,182	$111,337	$151,643	$210,921	$328,110

Ratio of earnings to fixed charges(1)	5.57	4.39	4.33	3.18	2.57
Ratio of earnings to fixed charges and preferred stock dividends(1)	5.57	3.88	3.77	2.86	2.45

(1) For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.